

October 17, 2014

Via E-mail:

Paul Ramsay
President
Converted Carbon Technologies Corp.
4120 Ridgeway Drive, Unit 37
Mississauga, ON L5L 5S9 Canada

> **Re: Algae Dynamics Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted October 6, 2014**
> **CIK No. 0001607679**

Dear Mr. Ramsay:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In review of the slideshow presentation you supplementally provided to us in reliance of Section 5(d) of the Securities Act, we note that slides 21 and 22 discuss an investment opportunity of up to $4.1 million in your company, which is based on specific proposed investment allocations. Given that you are not selling any shares in this offering and therefore will not receive any proceeds from this offering, please supplementally discuss the purpose of these two slides with respect to your current resale offering. We may have additional comments upon review of your response.

2.   We note your response to comment six in our letter dated August 29, 2014. Please add the dealer prospectus delivery obligation to the back cover page of your prospectus. <u>See</u> Item 502(b) of Regulation S-K.

Front Cover Page

3.   We note your response to comment seven in our letter dated August 29, 2014. Please disclose the fixed price at which your selling shareholders will sell their shares before trading on the OTC Bulletin Board.

Prospectus Summary, page 1
Summary of Offering, page 2

4.   We note your revised disclosure in response to comment eight in our letter dated August 29, 2014; however, the sum of the shares listed in the selling shareholders table prior to the offering equals 9,834,893 is still greater than the 9,507,010 "common stock outstanding after the offering" listed in this section. Please revise or explain this inconsistency.

Risk Factors, page 3
We have a limited operating history…, page 3

5.   We note your revised disclosure in response to comment nine in our letter dated August 29, 2014. Please add the auditor's going concern to the heading of this risk factor.

Certain Shareholders and Beneficial Owners, page 9

6.   Please briefly describe the transactions in which the selling shareholders received their shares, or the warrants exercisable for the shares that are registered for resale.

Description of Business, page 12

7.   We note your revised disclosure in response to comment 18 in our letter dated August 29, 2014 does not update the statistical sources used in your registration statement. In your next amendment, please add a section that briefly discusses the limitations of using this information based on its age.

8.   We note your added disclosure in response to comment 19 in our letter dated August 29, 2014 under Description of Properties and Production Plans on page 24. To further help investors understand your projected plan of operations over the next twelve months, please discuss the following:
   • the quantity of raw materials needed to produce algae, and
   • the amount of time between the beginning of production and your completed product reaching market.

We may have additional comments upon our review of your amendment.

Overview, page 12

9.   We note your revised disclosure in response to comment 20 in our letter dated August 29, 2014 still leaves it unclear whether Pure-BioSilo and Pro-BioSilo are two distinct products or two components of a single product or technology. Please explicitly clarify the relationship between Pure-BioSilo and Pro-BioSilo in your next amendment.

10.   We note your supplemental response to comment 21 in our letter dated August 29, 2014 indicates that "the disclosure has been revised to remove these claims;" however, both these claims remain intact in your amended draft registration statement. In your next amendment, please either delete these claims or supplementally describe how you were able to reach them.

Algae Dynamics Pure-BioSilo^{TM}, page 12

11.   We note your revised disclosure in response to comment 22 in our letter dated August 29, 2014. Please disclose within your next amendment that your agreement with the University of Waterloo has expired.

12.   We note your supplemental response to comment 23 in our letter dated August 29, 2014 indicates that "the disclosure has been revised to remove the claims;" however, your amended draft registration statement currently still discloses that you are able to "achieve the highest biological product yields in the least amount of time." In your next amendment, please either delete this disclosure or supplementally explain how you were able to determine this.

IP Map, page 17

13.   We note your revised disclosure in response to comment 26 in our letter dated August 29, 2014. Please further revise your disclosure to explain how the specific patents presented in your IP Map will help you commercialize your product. For example, please briefly describe the purpose of each patent listed under Process IP Strategy and Design IP Strategy.

Marketing Strategy, page 18

14.   We note your revised disclosure in response to comment 28 in our letter dated August 29, 2014. Please revise your disclosure to include the material terms of your memorandum of understanding with POS Biosciences for key process variables. Additionally, please disclose the material terms of your agreement with Corey Birgas and supplementally tell us what consideration you have given to filing this agreement as an exhibit.

World Demand for Algae-Derived Products, page 18

15.   We note your revised disclosure in response to comment 30 in our letter dated August 29, 2014 still projects that your BioSilo^{TM} system will produce 127,844 gallons of oil per acre per year. In your next amendment, please provide supplemental support for this projection and describe your reasonable basis for it, or remove it.

Sales and Marketing Strategy, page 21

16.   We note your response to comment 33 in in our letter dated August 29, 2014 fails to disclose the specific services Christopher Shanahan, Innovation Guelph, and Bioenterprise Corporation have provided for you. Additionally, it is unclear what the expected commitments of these parties to your company are in the future. Please revise your draft registration statement to discuss this information.

17.   We note that Christopher Shanahan is employed by Frost & Sullivan, which is the company that produced the reports where many of the statistics used throughout your registration statement are sourced from. Under this section, please explicitly disclose that Mr. Shanahan was involved in the preparation of these reports and disclose whether he has received any compensation from the company for the services he has rendered with respect to these reports.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28
Results of Operations and Going Concern, page 28

18.   Please ensure that your results of operations discusses all periods presented in your financial statements. In addition to comparing the three month period ending June 30, 2014 and 2013, this section should also compare the year ending March 31, 2014 and 2013.

Executive Compensation, page 34
Summary Compensation Table, page 34

19.   We note your supplemental response to comment 48 in our letter dated August 29, 2014. In your next amendment, please disclose that the amounts in the "All Other Compensation" column are consulting fees paid to personal service companies owned by your NEOs.

Financial Statements
Note 6 Capital Stock, page F-27

20.   We note your disclosure on page F-26 and F-27 that the fair value of the warrants was $500,000 and $499,375 at the grant date and at June 30, 3014, respectively. You further discuss that you recognized $139,181 of compensation expense for the warrants issued

during the three month period ending June 30, 2014 which appears to be the fair value at June 30, 2014 disclosed in the table on page F-26 and on your balance sheet. Please tell us where you have recorded the initial grant date fair value of $500,000 and the mark to market adjustment of $360,819 for the difference between the initial grant date fair value and the fair value you have recorded on your balance sheet for the warrant liability of $139,181. Further tell us what consideration was given to providing the disclosures required in ASC 820-10-50.

<u>Closing</u>

You may contact Kevin Stertzel, Staff Accountant at 202-551-3723 or Melissa Rocha, Senior Assistant Chief Accountant, at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Joseph P. Galda, Esq.
        J.P. Galda & Co.